EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of Colgate-Palmolive Company Employees Savings and Investment Plan:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Colgate-Palmolive Company of our report dated June 21, 2005, relating to the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related schedule, which report appears in the December 31, 2004 annual report on Form 11-K of the Colgate-Palmolive Company Employees Savings and Investment Plan.

/s/ Mitchell & Titus LLP

New York, New York
February 23, 2006